

INVEST IN **MIKASHBOKS**

App for community savings groups

LEAD INVESTOR   ⌄

Jez Etherington

I love investment opportunities that genuinely make a difference to poor and marginalised communities. Not only that, but I get excited about great tech and passionate, talented leadership. This is why I'm delighted to be a lead investor for MiKashBoks MiKashBoks has developed a game-changing, pro-poor fintech solution to address the challenges of informal community savings groups and create pathways to financial services. Informal savings groups are one of the biggest financial markets in the world yet to benefit from mass digitisation, and there is a unique win-win investment opportunity with MikashBoks. They have an award-winning app - winning second place at the MIT Fintech Startup Challenge and were a finalist in the Harvard President's Innovation Challenge. Last, but not least, the founder has deep experience of solving challenges for the financially excluded through technology, and there is high calibre global investment management leadership on the board too.

Invested $33,500 this round

mikashboks.com   Middletown DE   🐦 in ▶ f ⊙   Fintech & Finance

Highlights

1. Huge target market of 500m unbanked around the world who save in groups - all offline today

2. We make saving and borrowing easy and safe & our users get access to better financial services

3. Over 1,000 users after first 3 weeks of launch in Sierra Leone; 14,000 users in Nigeria

4. Founder won Queen's award for a payments solution to help end ebola crisis in Sierra Leone

Our Team



Simon Levell CEO

Investor turned entrepreneur - left 25 year career as Investment Director with global investment management firm



Salton Massally CTO

Queen's Young Leader award for role in helping end ebola crisis in Sierra Leone, devising digital payment system for frontline health workers

Pitch



Save and borrow together

Investor Deck
Q3 2023

Executive Summary

Transforming the financial experience of the last billion

The Opportunity

With an estimated $**500B USD**[1] in annual transactions, peer-based saving & lending groups represent perhaps the largest financial market yet to benefit from digitisation.

Our Solution

A platform that provides a **safe and connected way** for groups to save and borrow, **digitize** their billion+ transactions, and **access formal financial linkages**

Team & Rollout

With a successful launch in Sierra Leone and live NGO deployments in Sierra Leone, Nigeria and Ethiopia, closing the **remaining $260k** of our seed funding round will enable us to start scaling up.

[1] https://www.statista.com/statistics/756059/value-of-rosca-transactions-by-country/







The Problem MiKashBoks Solves



This is the Maboli savings group, a community of 50 women in rural Sierra Leone who have saved and lent together for a generation.

1.7B
Lack access to credit, insurance, & savings[1]

500M
Already save and lend in groups globally

$500B
Circulates within these groups annually[2]

[1] Global Findex Database
[2] https://www.statista.com/statistics/756059/value-of-rosca-transactions-by-country/

Money Circles, ROSCA, Tandas in North America

Gam'eya in the MENAs

Hui (會), Chit Funds In Asia

SUSU, VSLA, Stokvel in Africa

Tandas, Cundina, Polla in Latin America

The Problem

Current processes make saving and lending groups difficult for members and sponsors – this limits their

impact and scalability

Onerous
Coordinating, bookkeeping, safeguarding records & assets is taxing and hard.

Error-prone
Calculations are difficult and a source of dispute.

Unsafe
Cash stored insecurely and offline records are prone to loss and fraud.

Group members remain...



...locked out of formal finance

Our Solution

Our Solution

An app that brings saving and lending groups online.

Makes saving & lending easier and safer for users & sponsors.
Users manage and transact with their saving groups, replacing offline recordkeeping.

Gives the excluded access to a full range of financial services.
Users build reputation & financial profiles, and are connected to a marketplace of financial institutions providing fair opportunities.

GROUP CASH ON HAND
LE 60,000

Le 0
UNPAID DUES

VIEW GROUP'S RULES

MY ACTIVITY

SOURCE   FUNDS   TYPE

Contribution Deposit   + Le10,000
22 Mar 2022 by You





marketplace of financial institutions providing fair opportunities like loans and insurance.

Contribution Deposit
+ Le10,000
Snapshot
Members
Calender
Details

How it Works



Digital Ledger

Simple group accounting tool used for offline transactions

→

Digital Wallet

Connect mobile money or bank account

Providing a bridge from informal to formal financial services

User Journey

Create a group; specify how members deposit, withdraw, and optionally borrow.

- **Create Group**
- Invite Peers
- Transact
- Borrow
- Achieve



9:41 AM
100%
Example Savings Group
Your Money
YOU SAVED
$0
YOU'LL EARN
$0
At a Glance
Group Cash on Hand:
$70
DEPOSIT
Make 1st Deposit: $10
Start enjoying the benefits of the group by depositing money. You'll improve your score and unlock more benefits by depositing into the group.
DEPOSIT CASH
SET AUTOPAY

User Story

Jane and friends start a "Business Fund". Each saves $100 weekly and can borrow to buy supplies.

Mary's friends start a fund, each contributing $100 during the week and on Saturdays take turns at cashing it all out.

Benefits and Impact









Reliability

"All the calculations took a long time. I made mistakes and people got angry. Now, MiKashBoks does it all for me." -Mohamed, SUSU Admin

Trust

"I don't trust what someone else writes in a book, but when I get a message on my phone telling me what I have, I trust that." -Mahmoud, Member

Empowerment

"In my digital SUSU group, we can save and borrow on our own terms." -Kodice, Member

Access

"We don't have visibility into these SUSU groups. With a transaction history, it'll make it much easier for us to open accounts and give loans." - Nelson, Director at Apex Bank

Better access → Save more → Increased resilience

Business and distribution model

Business Model

Fees



Fees
From profits from lending activities under "Joint Savings" mode

USERS

NGO SPONSORS

Licensing Fees
For real-time dashboard & improved operations

Commission
For access to new users with financial profiles

FINANCIAL PARTNERS

Distribution model: two customer segments

	Rural communities	Urban groups
Product	Digital ledger (initially)	Digital wallet
Access	Through NGOs	Direct marketing
Pros	• Rapid scale potential • Efficient distribution (ToT model)	Engaged users
Cons	Less engaged users	• Incremental user acquisition • Overhead (country registration, integrations)



Initial Target Markets

Using lessons learned to address larger more sophisticated market

Nigeria

60M
Underserved Population

$50B
Existing Group Transaction Value



Good test market for direct marketing approach

Sierra Leone

5M

Underserved Population

Above data published by Statista Research Department, Nov 9, 2020

Competitive landscape

	Offline first + support low financial literacy	Connects groups to financial institutions	Flexible saving & lending models	Replicate social element in groups
MiKashBoks	✔	✔	✔	✔
dreamstart LABS	✔	✕	✕	✔
MoneyFellows	✕	✔	✕	✕
Kwara	✕	✔	✕	✕

The Team

Leadership Team



Simon Levell
CEO

- 25+ years business development @ Capital Group
- Board of Truestone, impact investment firm in W. Africa
- MBA, London Business School
- Located in London, UK



Salton Massally
CTO

- Queen's Young Leader recipient
- Creator of OpenG2P, an open-source digital cash transfer for govt.
- Mobilized payments to health workers during the Ebola crisis in Sierra Leone
- Located in New Delhi, India



Nki Nafisa Jones
Comms and marketing

- Background in digital campaigning and sexual and reproductive rights (SRHR) advocacy
- Pursuing Masters in Public Relations at University of the Arts, London
- Located in Freetown, SL



Bruce Martinez
Head of Deployment

- Former Implementation Lead @ Kiva Protocol
- 10+ years with NGOs and community orgs for impactful interventions
- Amazon last-mile Logistics Manager
- Located in Freetown, SL

Salton's journey

Solving challenges for the unbanked through technology



- **2014**: Launched iDT Labs, a West African focused ICT 4 Development start-up.

- **2015**: Developed mobile based hazard payment solution for 30,000 frontline healthcare workers that was integral to helping end Sierra Leone Ebola crisis.

- **2016**: Won the International Disaster Relief Award at the Prince's Trust Business in the Community's Responsible Business Gala.

- **2017**: Awarded by HM Queen Elizabeth II as a Queen's Young Leader.

- **2018**: Joined Kiva as Global Deployment Lead & helped launch Africa's first blockchain based Nation Digital Identity Platform.

- **2019**: Secured a UNCDF grant to prototype MiKashBoks (MKB).

- **2020-21**: 1st MKB pilot with CARE Int. and raised seed funding.



theguardian

How software developers helped end the Ebola epidemic in Sierra Leone

REACCREDITED 2017
WINNER
BUSINESS IN THE COMMUNITY

Milestones and priorities

Traction so far

Direct

- Launched in Sierra Leone in August 2023
- Acquired 1,200 users in first 3 weeks of campaign
- >5,000 new followers on Facebook after 3 days



SMARTPHONE 67.00%
SMS 5.98%
USSD 27.02%
1,188
TOTAL

NGO partnerships

- **Live deployments:**
  - 16,500 users with 3 NGO partners in Nigeria, Sierra Leone and Ethiopia (combined revenue of $35,000)
- **Pipeline:**
  - 6 contracts pending funding approval totalling 300,000 users and over $500,000 of revenue

Milestones to Date

2019-2020

- Built core platform and prototype app
- Initial user testing
- UNCDF grant

2021

- Built Minimum Viable Product (MVP)
- Ran 8 month pilots with CARE International in Sierra Leone, NGOs in Nigeria

2022

- App went live on Playstore
- Integrated with mobile money platform in Sierra Leone and initiated Early Access campaign
- Won MIT Fintech Startup

2023 YTD

- Full launch in Sierra Leone
- NGO deployments in Sierra Leone, Nigeria, Ethiopia
- Completed USSD access via mobile money partners

- Incorporated MiKashBoks, Inc and raised pre-seed funding

- Hired CEO and deployment lead

- Competition silver place, award from Harvard Social Impact Fund Fellowship

- Hired sales and marketing leads

- First revenues

- Built customer support approaches

- Designed customer incentive programs

Closing out the seed round

Completing the remainder of the seed round will enable us to capitalise on that momentum and start scaling up




- Full launch / scale-up in Sierra Leone, Nigeria

- Target 2-3 big and well-funded INGO deployments to build scale and revenue

- Launch in 1-2 additional countries with good digital infrastructure, leveraging distribution infrastructure of INGOs, payment aggregators & digital banks

- Partner with at least 1 financial institution to prove the credit scoring / lending model

- Increase capacity in engineering, go-to-market, local deployment, customer support and infrastructure / financial management to give us a robust platform for success.



Summary

Transforming the financial experience of the last billion




- **This is a big market - $500bn of transactions per year globally**

- **MiKashBoks harnesses the financial power of community savings groups**

- **We are gaining momentum and are ready to scale**



[1] https://www.statista.com/statistics/756059/value-of-rosca-transactions-by-country/



Thank You

Initial Distribution via NGOs

NGOs run and train millions of saving & lending groups globally



SPONSOR BENEFITS

- **Cheaper**
- **Better operations**
- **Visibility via real-time 'dashboard' (left)**

MiKashBoks BENEFITS

- **Access to large numbers of hard-to-reach users**
- **Leverage established infrastructure and training network**

Product Market Fit & User Satisfaction



Metric	Question Asked	Benchmark

Net Promoter Score (NPS): Customer loyalty	*"How likely are you to recommend MiKashBoks to a friend or colleague?"*	0-30 = Good 30-70 = Great 70-100 = Excellent *Median = 44, Zara = 53	**53**
Product Market Fit	*"How disappointed would you be if you couldn't use MKB anymore?"*	>40% *for sustainable scale, across 100s startup,	**41%**
Ease of use	*"How helpful did you find SMS notifications?"*		**93% scored 5 (out of 5)**
	"Overall, how easy or difficult was it to use the MiKashBoks app?"		**85% scored 4 or 5 (out of 5)**